Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics to Present at the Ladenburg Thalmann Annual
Healthcare Conference

CAESAREA, Israel – September 26, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a leading developer of innovative bone mounted surgical guidance systems, announced today that Sharon Levita, Chief Financial Officer, is scheduled to present an overview of the Company at the Ladenburg Thalmann Annual Healthcare Conference on Tuesday, September 27, 2016 at 11:30 a.m. ET (6:30 p.m. IST).   The conference will be held at the Sofitel Hotel in New York City.

A live webcast and subsequent archived replay of the Company’s presentation may be accessed via the investor relations section of the Company’s website. To access the webcast, please use the following address http://wsw.com/webcast/ladenburg2/mzor or visit www.mazorrobotics.com and select Investor Relations.

In addition the Company announced that it will report third quarter system orders on Monday, October 10th.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk – Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431